Exhibit (h)(4)

ARK ETF TRUST

EXPENSE LIMITATION AGREEMENT

THIS EXPENSE LIMITATION AGREEMENT (“Agreement”) is effective as of the 30th day of September, 2014, by and between ARK ETF Trust, (“Trust”), on behalf of each of its series listed in Appendix A hereto (each, a “Fund”), and ARK Investment Management LLC, the investment adviser to each Fund (“Adviser”).

WITNESSETH:

WHEREAS, pursuant to a Supervision Agreement dated June 30, 2014, between the Trust and the Adviser (“Supervision Agreement”), the Trust has retained the Adviser to provide and/or procure supervisory and other services with respect to each Fund in the manner and on the terms set forth therein; and

WHEREAS, the Adviser has agreed to limit the expenses (“Expenses”) borne by each Fund;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1. LIMIT ON OPERATING EXPENSES.  The Adviser hereby agrees to limit the current Expenses of each Fund to an annual rate, expressed as a percentage of the average annual net assets of such Fund, listed in Appendix A (“Annual Limits”). In the event that the current Expenses of a Fund, as accrued each month, exceed its Annual Limit, the Adviser will, on a monthly basis, either waive all or a portion of its management fee due from the Fund pursuant to the Supervision Agreement or pay an amount equal to the excess expense within thirty (30) days of being notified that the Fund’s expenses exceed the Annual Limits.

2 DEFINITION. For purposes of this Agreement, the term “Expenses” with respect to each Fund, is defined to include the expenses of the Fund, but does not include any taxes and governmental fees, brokerage fees, commissions and other transaction expenses, certain custodial fees and expenses not otherwise included in the management fee, costs of borrowing money (including interest expenses), and extraordinary expenses (such as litigation and indemnification expenses).

3. REIMBURSEMENT OF FEES AND EXPENSES.

(a) A Fund shall reimburse the Adviser any management fees waived or Fund expense paid by the Adviser pursuant to this Agreement, if in any year in which the Supervision Agreement is still in effect, the Expenses of the Fund for the fiscal year are less than the corresponding Annual Limit for that year. The total amount of reimbursement to which the Adviser may be entitled (“Reimbursement Amount”) shall not exceed an amount that would cause a Fund to exceed its corresponding Annual Limit in place at the time the management fees were waived or the expenses were paid by the Adviser.

(b) Subject to the foregoing, the Reimbursement Amount shall equal, at any time, the sum of all management fees previously waived or reduced by the Adviser and all other payments paid by the Adviser pursuant to this Agreement, within three (3) years of the time such management fees were waived or reduced or other payments were made, less any reimbursement previously paid by the Fund to the Adviser with respect to such waivers, reductions, and payments. The Reimbursement Amount shall not include any additional charges or fees whatsoever, including, for example, interest accruable on the Reimbursement Amount.

4. TERM.  This Agreement shall become effective with respect to the Funds as of the date first above written and shall continue for an initial term through September 30, 2015. Thereafter, this Agreement shall automatically renew for one-year terms unless the Adviser provides written notice to the Trust c/o ARK Investment Management LLC at 155 West 19th Street, Fifth Floor, New York, NY 10011 of the termination of this Agreement, which notice shall be received by the Trust at least thirty (30) days prior to the end of the then-current term.

5. TERMINATION. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Trust, on behalf of a Fund, upon sixty (60) days’ written notice to the Adviser. This Agreement will automatically terminate immediately upon the termination of the Supervision Agreement.

6. ASSIGNMENT. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7. SEVERABILITY. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8. GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, as amended, and the Investment Advisers Act of 1940, as amended, and any rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

ARK ETF TRUST,	ARK INVESTMENT MANAGEMENT LLC
on behalf of each of its series listed in Appendix A hereto

By:___________________________________	By:___________________________________
Name: _______________________________	Name: _______________________________
Title: _________________________________	Title: _________________________________

Appendix A

Fund	Annual Limit
ARK Innovation ETF	0.95
ARK Genomic Revolution Multi-Sector ETF	0.95
ARK Industrial Innovation ETF	0.95
ARK Web x.0 ETF	0.95